Exhibit 99.1

ParaZero Launches SafeAir M350 Pro for DJI’s New Enterprise Drone

ParaZero continues to expand its compatibility with popular drone systems with the release of the SafeAir M350 Pro, a unique safety system for the DJI M350 RTK

Tel Aviv, Israel, Aug. 10, 2023 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (“ParaZero”), an aerospace company focused on drone safety systems for commercial drones and urban air mobility aircraft, continues the acceleration of its development of safety systems for commercial drones, by announcing today the official release of the SafeAir M350 Pro, a parachute system designed for DJI’s newest enterprise drone, DJI M350 RTK.

ParaZero’s SafeAir M350 Pro is a drone parachute recovery system that mitigates flight risks autonomously. The SafeAir system is equipped with integrated sensors that continuously monitor and analyze the drone’s flight patterns to identify any indications of a critical failure. When triggered, the SmartAir Pro™, ParaZero’s onboard computer, responds with an instantaneous activation of the SafeAir system. The system cuts power to the drone, alerts people on the ground with an audible alarm, and deploys a lightweight parachute, bringing the drone to the ground in a safe, controlled descent.

“We are excited to launch another unique aftermarket safety system for a leading enterprise commercial drone” commented Boaz Shetzer, Chief Executive Officer of ParaZero. “The DJI M350 RTK drone is the replacement for the DJI 300 RTK, which we certified as ASTM F3322-18 compliant, and sold significantly globally, as well as received numerous regulatory approvals. We aim to achieve similar results with this new addition to our product portfolio.”

Equipped with ParaZero’s innovative parachute technology, organizations and operators around the world have received regulatory approvals for advanced operations, including autonomous flight beyond visual line of sight (BVLOS), operations over people (OOP), operations in densely populated areas, and drone delivery, by providing a robust safety solution to mitigate ground risk in the event of an emergency.

The SafeAir DJI M350 Pro parachute recovery system will be available for purchase on ParaZero’s official website and through authorized distributors worldwide.

About ParaZero Technologies

ParaZero ( https://parazero.com/ ) is a world-leading developer of autonomous parachute safety systems for commercial drone and urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations overpopulated areas and beyond-visual-line-of-sight (BVLOS).

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses fulfilling purchase orders. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus (Registration No. 333-265178) dated July 26, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the contents of third-party websites.

Investor Relations Contact:
Michal Efraty
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com